SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                Schedule 13E-3
                       Rule 13e-3 Transaction Statement
                               (Amendment No. 1)
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                   and Rule 13e-3 (Sec. 240.13e-3) thereunder)


                              REN Corporation-USA
                             (Name of the Issuer)
                              REN Corporation-USA
                             REN Acquisition Corp.
                                   (Bidder)
                            COBE Laboratories, Inc.
                                   Gambro AB
                                 Incentive AB
                     (Name of Person(s) Filing Statement)
                          Common Stock, no par value
                        (Title of Class of Securities)
                                  7596561010
                     (CUSIP Number of Class of Securities)

                Mats Wahlstrom                   Ralph Z. Levy, Jr.
            COBE Laboratories, Inc.              REN Corporation-USA
                1185 Oak Street                  6820 Charlotte Pike
           Lakewood, Colorado  80215         Nashville, Tennessee  37209
           Telephone: (303) 232-6800          Telephone: (615) 353-4200

    (Name, Address and Telephone Number of Person(s) Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

                                With copies to:

             Peter D. Lyons, Esq.               Scott J. Davis, Esq.
              Shearman & Sterling               Mayer, Brown & Platt
             599 Lexington Avenue             190 South LaSalle Street
           New York, New York 10022         Chicago, Illinois 60603-3441
           Telephone: (212) 848-4000          Telephone: (312) 782-0600

This statement is filed in connection with (check the appropriate box).
   a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
   b. [ ] The filing of a registration statement under the Securities Act of 1933.
   c.   [X] A tender offer.
   d.   [ ] None of the above.
   Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

                           CALCULATION OF FILING FEE
      Transaction Valuation            Amount of filing fee
         $184,011,639.50*                  $36,802.33**

* The Transaction Value is calculated by multiplying $20.00, the per share tender offer price, by 9,544,838, the sum of the number of shares of Common Stock outstanding not already owned by the Bidder and 629,225, the sum of the number of shares of Common Stock subject to options and warrants outstanding as of September 12, 1995 and the number of shares of Common Stock subject to an employee stock purchase program outstanding as of September 30, 1995, and backing out the exercise price of the options and warrants.
**   1/50 of 1% of Transaction Value.
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $36,802.33
Form or Registration No:  Schedule 14D-1/13D (Amendment No. 11)
Filing Party:  Gambro AB, Incentive AB, COBE Laboratories, Inc. and REN
               Acquisition Corp.
Date Filed:  September 19, 1995

















                                Page 1 of 9 Pages
                       Exhibit Index is located on Page 9.

                                   INTRODUCTION

       This Amendment No. 1 to the Rule 13e-3 Transaction Statement on
  Schedule 13E-3 filed with the Securities and Exchange Commission (the "Commission") on September 22, 1995 (as amended the "Schedule 13E-3") is being filed by REN Acquisition Corp., a Tennessee corporation ("Purchaser"), COBE Laboratories, Inc., a Colorado corporation ("COBE"), Gambro AB, a Swedish corporation ("Gambro"), Incentive AB, a Swedish corporation ("Incentive"), and REN Corporation-USA, a Tennessee corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by Purchaser for all the outstanding shares of common stock, no par value (the "Shares"), of the Company not already beneficially owned by Purchaser or any of its affiliates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 12, 1995 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which were filed as Exhibits (d)(1) and (d)(2), respectively, to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Commission on September 19, 1995. Purchaser is a direct wholly owned subsidiary of COBE, COBE is an indirect wholly owned subsidiary of Gambro and Incentive owns 58% of the voting securities of Gambro.


























































                                  Page 2 of 9 Pages

  Item 17.  Material to be Filed as Exhibits.

  Item 17 is hereby amended and supplemented as follows:

         (b)(4) Presentation of Alex. Brown & Sons Incorporated, dated September 12, 1995.


































































                                 Page 3 of 9 Pages

                                    SIGNATURES

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  September 22, 1995


                                     REN ACQUISITION CORP.


                                     By:     /s/ Ralph Z. Levy, Jr.
                                         --------------------------------------
                                      Name: Ralph Z. Levy, Jr.
                                      Title: Vice President


























































                                 Page 4 of 9 Pages

                                    SIGNATURES

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  September 22, 1995


                                     COBE LABORATORIES, INC.


                                     By:     /s/ Herbert S. Lawson
                                         --------------------------------------
                                      Name: Herbert S. Lawson
                                      Title: Chief Financial Officer

























































                                 Page 5 of 9 Pages

                                    SIGNATURES

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  September 22, 1995


                                     GAMBRO AB


                                     By:     /s/ Berthold Lindqvist
                                         --------------------------------------
                                      Name: Berthold Lindqvist
                                      Title: President

























































                                 Page 6 of 9 Pages

                                    SIGNATURES

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  September 22, 1995


                                     INCENTIVE AB


                                     By:     /s/ Mikael Lilius
                                         --------------------------------------
                                      Name: Mikael Lilius
                                      Title: President

























































                                 Page 7 of 9 Pages

                                     SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  Dated:  September 22, 1995


                                     REN CORPORATION-USA

                                     By:     /s/ Lawrence J. Centella
                                         --------------------------------------
                                      Name: Lawrence J. Centella
                                      Title: President and Chief Financial
                                             Officer
























































                                 Page 8 of 9 Pages

                                            EXHIBIT INDEX

                                                                                    Sequentially
  Exhibit                                                                             Numbered
    No.                               Description                                       Page
  -------                             -----------                                  --------------
  (b)(4)  Presenation of Alex. Brown & Sons Incorporated, dated September 12,
          1995.





























































                                 Page 9 of 9 Pages